UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 1-32297
______________________________________

CPFL Energy Incorporated
(Translation of Registrant’s name into English)

Rua Jorge de Figueiredo Correa, No. 1,632, parte
CEP 13087-397 - Jardim Professora Tarcília, Campinas – SP
Federative Republic of Brazil
(Address of Principal Executive Office)
______________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

CPFL ENERGIA S.A.
Publicly-held Company
CNPJ 02.429.144/0001-93 - NIRE 35.300.186.133

CPFL Announces its Intention to File a Form 15F to Deregister in the United States under the Securities Exchange Act of 1934

Campinas, Brazil, June 15, 2020 — CPFL Energia S.A. (“CPFL” or the “Company”) announced today its intention to file a Form 15F with the U.S. Securities and Exchange Commission (“SEC”) to terminate the registration of all classes of its registered securities under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as to terminate its reporting obligations under the Exchange Act. As a result of filing Form 15F, CPFL’s obligations to file reports under the Exchange Act will be suspended immediately and are expected to terminate 90 days after the filing, barring any objection by the SEC.

CPFL will maintain the listing of its common shares on the São Paulo Stock Exchange (B3 S.A. – Bolsa, Brasil, Balcão), and the Company will continue to be subject to applicable disclosure requirements under Brazilian law. CPFL intends to continue to publish its periodic reports, annual and interim results and communications as required by applicable law on its website at https://cpfl.riweb.com.br.

CPFL Investor Relations

Name: Yuehui Pan
Contact: +55 (19) 3756-8019

Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2020

CPFL ENERGIA S.A.

By: /s/ Yuehui Pan
Name: Yuehui Pan
Title: Chief Financial Executive Officer and Investor Relations Officer